Exhibit 99.1

Press Release

For immediate release

CBL INTERNATIONAL LIMITED
(Incorporated in Cayman Islands with limited liabilities)
(NASDAQ: BANL)

CBL International Limited Acquires Majority Stake in Green Marine Energy Holdings Limited

Expanding Sustainable Fuel Material Trading Business in Malaysia to support SAF and biofuel industries

Kuala Lumpur, 22 April 2026 — CBL International Limited (NASDAQ: BANL) (“CBL” or the “Company”), a Nasdaq-listed marine fuel logistics and bunkering facilitator of Banle Group (“Banle” or “the Group”) focused on the Asia-Pacific region, today announced the acquisition of a 50.5% majority stake in Green Marine Energy Holdings Limited (“GMH”), a British Virgin Islands incorporated company. The transaction will be executed by CBL’s wholly-owned subsidiary, which has signed the Share Sale and Purchase Agreement (the “SPA”) as the buyer. To support the transaction, CBL will provide a corporate guarantee to the sellers, securing the payment obligations of its subsidiary.

GMH operates two complementary businesses in Malaysia: feedstock trading for sustainable aviation fuel (SAF) and biofuels, and ship biofuel supply together with traditional bunkering services. The feedstock trading arm holds the necessary licenses to source and trade raw materials used in SAF and biofuel production, supported by an established network of suppliers and customers. Its bunkering operations include a license to supply both conventional bunker fuel and biofuels within Malaysian waters.

This strategic investment aligns with growing global emphasis on environmental, social, and governance (ESG) considerations and evolving regulatory requirements in the maritime and aviation sectors. CBL’s financial resources and operational expertise in marine fuel logistics are expected to support GMH’s expansion, complementing it to scale its feedstock trading activities and explore opportunities to supply SAF-related producers in Malaysia.

Malaysia is seeing increased investment in sustainable fuel infrastructure, with new commercial-scale SAF production facilities opening and planned in the country. These developments further underscore the potential for feedstock demand in the region.

In the bunkering segment, GMH’s license positions the combined group to develop traditional and biofuel bunkering supply capabilities at key Malaysian ports, including Port Klang—one of the world’s top ten ports by throughput. This builds on CBL’s existing bunkering facilitation services and supports the industry’s transition toward lower-carbon marine fuels.

Dr. Teck Lim Chia, Chairman and Chief Executive Officer of CBL, commented: “This acquisition represents a measured step to broaden our presence in the sustainable energy supply chain while leveraging our core strengths in marine fuel services. We look forward to working with the GMH team to support the responsible growth of these businesses in line with market developments.”

The transaction is expected to enhance CBL’s long-term positioning in the evolving marine and energy sectors without altering the Company’s primary focus on its established bunkering facilitation activities.

About the Banle Group

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in over 70 major ports covering Australia, Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Netherlands, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey and Vietnam, as of 17 April, 2026. The Group actively promotes the use of sustainable fuels and is awarded with the ISCC EU and ISCC Plus certifications, as well as EcoVadis Silver Medal.

For more information about our company, please visit our website at: https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, fuel prices and tariffs, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED
(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:
CBL International Limited
Email: investors@banle-intl.com

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